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January 17, 2024

VIA EDGAR

David Manion

David Orlic

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	GAMCO Natural resources, Gold & Income Trust

Registration Statement on Form N-2 (File Nos.: 33-276020; 811-22216)

Dear Mr. Manion and Mr. Orlic:

Thank you for your oral comments provided on January 4, 2024 and January 16, 2024 regarding your review of the registration statement on Form N-2 filed on December 13, 2023 (the “Registration Statement”) by GAMCO Natural Resources, Gold & Income Trust (the “Fund”) with the U.S. Securities and Exchange Commission (the “SEC”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Corresponding changes to the Registration Statement will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement (the “Pre-Effective Amendment”), which the Fund intends to file on or about January 17, 2024.

Your oral comments are summarized below in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

David Manion

David Orlic

January 17, 2024

Comments and Responses

Accounting Comments

Prospectus Summary

Page 2 – Dividends and Distributions

1.	The last paragraph on the page discussing distribution to preferred shareholders states “[t]he distributions to the Fund’s preferred shareholders for the fiscal year ended December 31, 2022, were comprised of net investment income and return of capital.” Later disclosure states that distributions to the Fund’s preferred shareholders for the fiscal year ended December 31, 2022 did not include return of capital. Please revise the disclosure to be consistent or update the disclosure to reflect distributions for the fiscal year ended December 31, 2023.

The Fund has revised the disclosure as requested.

Page 5 – Management and Fees

2.	The first sentence of this section discloses that “[t]he Investment Adviser’s fee is computed weekly and paid monthly at the annual rate of 1.00% of the Fund’s average weekly net assets.” The next paragraph states that the advisory fees are based on a percentage of “managed assets.” Please revise the disclosure so that the advisory fee is consistently disclosed as a percentage of managed assets.

The Fund has revised the disclosure as requested.

Prospectus

Page 8 – Summary of Fund Expenses

3.	The Summary of Fund Expenses, among other sections, is incorporated by reference to the Fund’s Annual Report. Please include hyperlinks to all documents incorporated by reference in the Prospectus.

The Fund has included hyperlinks to all documents incorporated by reference in the Pre-Effective Amendment.

Page 32 – Incorporation by Reference

4.	Please include hyperlinks to all documents incorporated by reference in the Prospectus

The Fund has included hyperlinks to all documents incorporated by reference in the Pre-Effective Amendment.

David Manion

David Orlic

January 17, 2024

5.	If the Registration Statement is intended to become effective before the Fund files its annual report to shareholders for the fiscal year ended December 31, 2023, effectiveness must be requested by March 1, 2024, 245 days after the Fund’s semi-annual report to shareholders on Form N-CSRS, which is incorporated by reference, was filed.

The Fund confirms that it will request that the Registration Statement be declared effective before March 1, 2024.

Disclosure Comment

Prospectus

Page 24 – Anti-Takeover Provisions in the Fund’s Governing Documents

1.	Please disclose: (i) the rationale for not broadly exempting application of the provisions of the DSTA Control Share Statute; (ii) the impact upon shareholders of these provisions; and (iii) whether the board has considered the provisions and determined that they are in the best interest of the fund and its shareholders. Please also disclose that recent federal and state court precedent has held that control share acquisition provisions are not consistent with the Investment Company Act of 1940, as amended.

The Fund has added disclosure responsive to this comment in the Pre-Effective Amendment.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836.

Best regards,

/s/ Kenneth E. Burdon
Kenneth E. Burdon